UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Richard Pereira

Cleantech Europe II (A) L.P. and Cleantech Europe II (B) L.P.

c/o Zouk Capital LLP

100 Brompton Road,

London, SW3 1ER

United Kingdom

(44) 20 7947 3412

Copy to:

Matthew P. Fisher

Hanson Bridgett LLP

425 Market Street, 26th Floor

San Francisco, CA 94105

415-995-5882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Cleantech Europe II (A) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,061,358
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 30,061,358
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,061,358
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.6% (1)
14.	Type of Reporting Persons (See Instructions) PN

(1)	Based on 208,149,519 shares of common stock outstanding as of November 11, 2013.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Cleantech Europe II (B) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,243,879
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,243,879
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,243,879
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.5% (1)
14.	Type of Reporting Persons (See Instructions) PN

(1)	Based on 208,149,519 shares of common stock outstanding as of November 11, 2013.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Cleantech II General Partner Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,305,237*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 35,305,237*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,305,237*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.5% (1)
14.	Type of Reporting Persons (See Instructions) CO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
(1)	Based on 208,149,519 shares of common stock outstanding as of November 11, 2013.

1.	Names of Reporting Persons. Cleantech II General Partner L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Scotland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,305,237*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 35,305,237*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,305,237*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.5% (1)
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
(1)	Based on 208,149,519 shares of common stock outstanding as of November 11, 2013.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Zouk Capital LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,305,237*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 35,305,237*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,305,237*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.5% (1)
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
(1)	Based on 208,149,519 shares of common stock outstanding as of November 11, 2013.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Zouk Ventures Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,305,237*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 35,305,237*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,305,237*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.5% (1)
14.	Type of Reporting Persons (See Instructions) CO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.
(1)	Based on 208,149,519 shares of common stock outstanding as of November 11, 2013.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Zouk Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bailiwick of Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 230,901
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 230,901
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Persons (See Instructions) CO

(1)	Based on 208,149,519 shares of common stock outstanding as of November 11, 2013.
(2)	Includes 230,901 shares of restricted common stock issued to Zouk Holdings Limited related to director compensation that are fully votable, vested in full on January 1, 2014 and are subject to the Issuer’s Amended and Restated Equity-Based Compensation Plan.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of Cleantech Europe II (A) L.P. (“Cleantech A”), Cleantech Europe II (B) L.P. (“Cleantech B”), Cleantech II General Partner Limited (“Cleantech GP”), Zouk Capital LLP (“ZCL”), and Zouk Ventures Ltd (“ZVL”) with the Securities and Exchange Commission (the “SEC”) on October 5, 2012, as amended by Amendment No. 1 filed on February 5, 2013 and by Amendment No. 2 filed on September 13, 2013, with respect to shares of Common Stock, par value $0.001 per share, of Lighting Science Group Corporation. Except as specifically provided herein, this Amendment No. 3 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendment referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs immediately prior to the second to last paragraph thereof:

“Series J Preferred Stock and Warrant Financing

On January 3, 2014, Cleantech A and Cleantech B entered into a Preferred Stock Subscription Agreement (the “Series J Subscription Agreement”) with the Issuer (the “Preferred Offering”) pursuant to which on such date Cleantech A and Cleantech B agreed to purchase from the Issuer 2,570 shares of the Issuer’s Series J Convertible Preferred Stock, par value $0.001 per share (the “Series J Preferred Stock”) at a purchase price of $1,000 per share (the “Series J Stated Value”), or $2,570,000 in the aggregate, and 6,810,500 warrants (the “Warrant”) to purchase the Issuer's common stock, with an exercise price of $.001 per share.

Pursuant to the terms of the Series J Subscription Agreement, Cleantech A and Cleantech B and the Issuer each made certain representations and warranties and the Issuer made certain indemnities, in each case regarding matters that are customarily included in investments of this nature.

The Series J Subscription Agreement provides for the shares of Common Stock issuable upon conversion of the Series J Preferred Stock and the Warrant to be treated as registrable securities under the Amended and Restated Registration Rights Agreement.

Certificate of Designation: Terms of Series J Preferred Stock and Warrant

Pursuant to the terms of the certificate of designation with respect to the Series J Preferred Stock (the “Series J Certificate”), the holders of Series J Preferred Stock are entitled to receive as a liquidation preference (the “Series J Liquidation Amount”) under certain circumstances an amount equal to the greater of the fair market value of the Common Stock issuable upon conversion of the Series J Preferred Stock and a preferred return (the “Series J Returned Value”) which is calculated as: (x) 175% of the Series J Stated Value on or prior to May 26, 2014, and (y) 200% of the Series J Stated Value after May 26, 2014.

Pursuant to the terms of the Series J Certificate, the holders of Series J Preferred Stock have the option at any time to convert all or any portion of their Series J Preferred Stock into Common Stock at a rate determined by dividing the stated per share value of $1,000 by the conversion price then in effect. The conversion price is initially $0.95 and is subject to adjustment upon certain events. During the period commencing when fewer than 2,500 shares of Series J Preferred Stock remain outstanding, the Issuer has the right to deliver notice requiring conversion of the Series J Preferred Stock into Common Stock. In addition, the Series J Preferred Stock shall also automatically be converted upon consummation of a qualified public offering, with holders receiving a number of shares of Common Stock based on the purchase price in such initial public offering or the Series J Returned Value, whichever results in the larger number.

All outstanding Series J Preferred Stock shall be redeemed in the event of any redemption of the Issuer's Series H Preferred Stock, except to the extent that a holder of Series J Preferred Stock affirmatively elects not to have the Series J Preferred Stock held by such holder redeemed.

In the event of a change of control transaction, the Issuer is required to make an offer to repurchase all of the outstanding shares of Series J Preferred Stock for cash equal to the Series J Liquidation Amount.

In the event that the Board declares dividends payable on the Common Stock, the holders of Series J Preferred Stock have the right to receive dividends in an amount equal to the amount of any dividends with respect to such shares of Series H Preferred on an as-converted-to- Common Stock basis.

The Series J Preferred Stock ranks senior to all other preferred stock of the Issuer outstanding at the time of its issuance, including the Series H Preferred and Series I Preferred and to the Common Stock with respect to liquidation payments and dividends.

The Warrant represents the right to purchase 6,810,500 shares of Common Stock (the “Warrant Shares”). The Warrant is exercisable upon the earlier to occur of the amendment of the Issuer's Certificate of Incorporation to increase the number of authorized shares of the Issuer's Common Stock and the date immediately preceding a change of control. If unexercised, the Warrant expires on January 3, 2019. The exercise price for each Warrant Share is $.001, subject to adjustment at the date of exercise. The Warrant provides that the Warrant Shares be treated as registrable securities under the Amended and Restated Registration Rights Agreement, and also provides for certain restrictions on transfer and lock-up in connection with an underwritten offering by the Issuer of its equity securities to the public. The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Warrant, which is filed as Exhibit 4 and Exhibit 5 and incorporated herein by reference.

Amendment to Series H Preferred Stock, Series I Preferred Stock and Series J Preferred Stock Certificates of Designation.

On January 3, 2014, and in connection with the Preferred Offering, Riverwood and Pegasus, as the “primary investors” of the Series H Preferred Stock, Series I Preferred Stock and Series J Preferred Stock, respectively, approved the Amended and Restated Series H Certificate of Designation, the Amended and Restated Series I Certificate of Designation and the Amended and Restated Series J Certificate of Designation (collectively, the “Amended Certificates of Designation”). In addition to Riverwood and Pegasus, who consented to the Amended Certificates of Designation, Cleantech A and Cleantech B consented to the Amended and Restated Series H Certificate of Designation.

The Amended Certificates of Designation amend the terms of the Certificates of Designation to, among other things, (A) remove the covenants requiring that the Issuer obtain the consent of Riverwood and Pegasus as “primary investors” in order to (i) appoint a new, or remove the then-current, or determine or modify any compensation for, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Chief Technology Officer (or equivalents thereof) or (ii) adopt or approve any strategic business plan or annual budget; and (B) make certain other clarifying amendments to the Certificates of Designation. Pursuant to the Amended and Restated Series H Certificate of Designation, after the Issuer has received at least $8,000,000 in funds from Cleantech A, Cleantech B and certain other investors of Series H Preferred Shares of the Issuer or any of their affiliated investment funds, but before January 31, 2014, Cleantech A and Cleantech B shall also vote or cause the vote of their equity securities in favor of the election of two (2) independent directors to the Issuer's Board of Directors.

In connection with the Preferred Offering, Cleantech A and Cleantech B agreed to waive the cure period for any Redemption Event (as defined in the Amended and Restated Series H Certificate of Designation) for a period up to one hundred and twenty (120) days and waive activation of a Control Event (as defined in the Amended and Restated Series H Certificate of Designation) in the event of certain material defaults under any of the Issuer’s then outstanding indebtedness.

The description of the terms and conditions of the Series J Subscription Agreement, Warrant, Amended and Restated Series H Certificate of Designation, Amended and Restated Series I Certificate of Designation, Amended and Restated Series J Certificate of Designation, and the Series J Preferred Stock set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Series J Subscription Agreement attached to this Third Amendment to Schedule 13D as Exhibit 3, the Form of Warrant to Purchase Common Stock attached to this Third Amendment to Schedule 13D as Exhibit 4, the Form of Warrant to Purchase Common Stock attached to this Third Amendment to Schedule 13D as Exhibit 5, the Amended and Restated Series H Certificate of Designation attached to this Third Amendment to Schedule 13D as Exhibit 6, the Amended and Restated Series I Certificate of Designation attached to this Third Amendment to Schedule 13D as Exhibit 7, and the Amended and Restated Series J Certificate of Designation attached to this Third Amendment to Schedule 13D as Exhibit 8, each of which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 2(b) of this Schedule 13D are hereby amended and restated in their entirety by replacing them with the following:

(a), (b) The following disclosure assumes that there are 208,149,519 shares of Common Stock outstanding as of November 11, 2013, which figure is based on the Issuer’s representations as of November 14, 2013.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Cleantech A may be deemed to beneficially own 30,061,358 shares of Common Stock, which are subject to issuance upon conversion of the Series H Preferred Stock and the Series J Preferred Stock held by Cleantech A and which constitute approximately 12.6% of the Common Stock outstanding as of the date of this filing.

Cleantech GP LP is the sole general partner of Cleantech A. Cleantech GP is the sole general partner of Cleantech GP LP. ZVL is the sole shareholder of Cleantech GP. ZCL is the investment advisor of Cleantech A. As a result of these relationships, each of Cleantech GP LP, Cleantech GP, ZVL and ZCL may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Cleantech A.

Pursuant to Rule 13d-3 under the Exchange Act, Cleantech B may be deemed to beneficially own 5,243,879 shares of Common Stock, which are subject to issuance upon conversion of the Series H Preferred Stock and the Series J Preferred Stock held by Cleantech B and which constitute approximately 2.5% of the Common Stock outstanding as of the date of this filing.

Cleantech GP LP is the sole general partner of Cleantech B. Cleantech GP is the sole general partner of Cleantech GP LP ZVL is the sole shareholder of Cleantech GP. ZCL is the investment advisor of Cleantech B. As a result of these relationships, each of Cleantech GP LP, Cleantech GP, ZVL and ZCL may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Cleantech B.

On February 4, 2013, the Issuer issued to ZHL 30,901 shares of restricted common stock valued at $.8713 per share as director fees for Samer Salty’s service on the Board of Directors of the Issuer from September 25, 2012 through December 31, 2012, and continues to issue shares on an annual basis for ongoing service. Mr. Salty serves on the Issuer’s Board as a representative of Cleantech A and Cleantech B. Mr. Salty, however, does not have a right to any of the Issuer’s securities issued as director fees. For United Kingdom regulatory reasons, ZHL has been designated as the entity to receive all director fees payable by the Issuer in respect of Mr. Salty’s Board position. Pursuant to Rule 13d-3 under the Exchange Act, as of August 7, 2013, ZHL would be deemed to beneficially own 230,901 shares of Common Stock, which constitute approximately 0.11% of the Common Stock outstanding as of the date of this filing.

Notwithstanding the foregoing, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Cleantech GP LP, Cleantech GP, ZCL, or ZVL is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As of the date of filing of this Schedule 13D, none of the Reporting Persons nor any other persons named in response to Item 2 hereof may be deemed to beneficially own any shares of Common Stock except as set forth in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 hereof, which is incorporated herein by reference, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or any other persons named in response to Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding additional exhibits as follows:

1.	Joint Filing Agreement among the Reporting Persons (filed herewith).

2.	Power of Attorney (filed herewith).

3.	Subscription Agreement, dated as of January 3, 2014 by and among Lighting Science Group Corporation, Cleantech Europe II (A) LP, Cleantech Europe II (B) LP and each of the other parties signatory thereto (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on January 7, 2014).

4.	Form of Warrant to Purchase Common Stock, dated as of January 3, 2014 by and among Lighting Science Group Corporation, Cleantech Europe II (A) LP and each of the other parties signatory thereto (filed herewith).

5.	Form of Warrant to Purchase Common Stock, dated as of January 3, 2014 by and among Lighting Science Group Corporation, Cleantech Europe II (B) LP and each of the other parties signatory thereto (filed herewith).

6.	Amended and Restated Certificate of Designation of Series H Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on January 3, 2014 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on January 7, 2014).

7.	Amended and Restated Certificate of Designation of Series I Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on January 3, 2014 (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on January 7, 2014).

8.	Amended and Restated Certificate of Designation of Series J Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on January 3, 2014 (incorporated by reference to Exhibit 4.3 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on January 7, 2014).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 7, 2014

Cleantech Europe II (A) L.P.

By: Cleantech II General Partner L.P., as General Partner
By: Cleantech II General Partner Limited, as General Partner

By: *
Name: Richard Pereira
Title: Director

Cleantech Europe II (B) L.P.

By: Cleantech II General Partner L.P., as General Partner
By: Cleantech II General Partner Limited, as General Partner

By: *
Name: Richard Pereira
Title: Director

Cleantech II General Partner L.P.

By: Cleantech II General Partner Limited, as General Partner

By: *
Name: Richard Pereira
Title: Director

Cleantech II General Partner Limited

By: *

Name: Richard Pereira
Title: Director

Zouk Capital LLP

By: Zouk Ventures Ltd, as General Partner

By: *
Name: Richard Pereira
Title: Company Secretary

Zouk Ventures Ltd

By: *
Name: Richard Pereira
Title: Company Secretary

Zouk Holdings Limited

By: *
Name: Richard Pereira
Title: Director

* /s/ Matthew P. Fisher
Attorney-in-Fact for Reporting Persons pursuant to Power of Attorney

The names and titles of the directors and executive officers of Zouk Ventures Ltd and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Zouk Ventures Ltd. Mr. Campbell, Mr. Fox and Mr. Salty are citizens of the United Kingdom, and Mr. Salty is also a citizen of the United States. Mr. Pereira is a citizen of Singapore, Mr. Flatz is a citizen of Austria and Mr. Ariss is a citizen of France.

Name	Position	Address
Wissam Ariss	Director	100 Brompton Road, London, SW3 1ER, United Kingdom
Colin Campbell	Director	100 Brompton Road, London, SW3 1ER, United Kingdom
Alois Flatz	Director	100 Brompton Road, London, SW3 1ER, United Kingdom
Anthony Fox	Director	100 Brompton Road, London, SW3 1ER, United Kingdom
Richard Alan Pereira	Company Secretary and Chief Financial Officer	100 Brompton Road, London, SW3 1ER, United Kingdom
Samer Souhail Salty	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

The names and titles of the directors and executive officers of Cleantech II General Partner Limited and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Cleantech II General Partner Limited. Mr. Campbell and Mr. Salty are citizens of the United Kingdom, and Mr. Salty is also a citizen of the United States. Mr. Pereira is a citizen of Singapore.

Name	Position	Address
Colin Campbell	Director	100 Brompton Road, London, SW3 1ER, United Kingdom
Richard Alan Pereira	Director and Company Secretary	100 Brompton Road, London, SW3 1ER, United Kingdom
Samer Souhail Salty	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

The names and titles of the directors and executive officers of Zouk Capital LLP and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Zouk Capital LLP. Mr. Salty is a citizen of the United Kingdom and the United States. Mr. Pereira is a citizen of Singapore.

Name	Position	Address
Richard Alan Pereira	Chief Financial Officer	100 Brompton Road, London, SW3 1ER, United Kingdom
Samer Souhail Salty	Chief Executive Officer	100 Brompton Road, London, SW3 1ER, United Kingdom

The names and titles of the directors and executive officers of Zouk Holdings Limited and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Zouk Holdings Limited. Mr. Essex-Carter and Ms. Grant are citizens of the United Kingdom. Mr. Pereira is a citizen of Singapore and Mr. Ariss is a citizen of France.

Name	Position	Address
Wissam Ariss	Director	100 Brompton Road, London, SW3 1ER, United Kingdom
Garreth Essex-Carter	Director	c/o State Street Global Services 22 Grenville Street St Helier Jersey JE4 8PX Channel Islands
Helen Clare Grant	Director	c/o State Street Global Services 22 Grenville Street St Helier Jersey JE4 8PX Channel Islands
Richard Alan Pereira	Director	100 Brompton Road, London, SW3 1ER, United Kingdom

INDEX TO EXHIBITS

1.	Joint Filing Agreement among the Reporting Persons (filed herewith).

2.	Power of Attorney (filed herewith).

3.	Subscription Agreement, dated as of January 3, 2014 by and among Lighting Science Group Corporation, Cleantech Europe II (A) LP, Cleantech Europe II (B) LP and each of the other parties signatory thereto (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on January 7, 2014).

4.	Form of Warrant to Purchase Common Stock, dated as of January 3, 2014 by and among Lighting Science Group Corporation, Cleantech Europe II (A) LP and each of the other parties signatory thereto (filed herewith).

5.	Form of Warrant to Purchase Common Stock, dated as of January 3, 2014 by and among Lighting Science Group Corporation, Cleantech Europe II (B) LP and each of the other parties signatory thereto (filed herewith).

6.	Amended and Restated Certificate of Designation of Series H Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on January 3, 2014 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on January 7, 2014).

7.	Amended and Restated Certificate of Designation of Series I Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on January 3, 2014 (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on January 7, 2014).

8.	Amended and Restated Certificate of Designation of Series J Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on January 3, 2014 (incorporated by reference to Exhibit 4.3 of the Current Report on Form 8-K filed by Lighting Science Group Corporation on January 7, 2014).